SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

November 27, 2023

CONFIDENTIAL

Claire DeLabar

Robert Littlepage

Austin Pattan

Larry Spirgel

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mobile-health Network Solutions
Amendment No. 3 to Draft Registration Statement on Form F-1
Confidentially Submitted October 27, 2023
CIK No. 0001976695

Dear Ms. DeLabar, Mr. Littlepage, Mr. Pattan and Mr. Spirgel,

On behalf of our client, Mobile-health Network Solutions (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated November 3, 2023 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on October 27, 2023 (the “Amendment No. 3 to Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Class A Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 4 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Draft Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Draft Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 4 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, (Friven) Yeoh K.H., Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | Gordon H. I. Davidson (England and Wales)*, (Carrie) Li J. (New York)*, G. Matthew Sheridan (New York)*, Effie Vasilopoulos (New South Wales)*, (Renee) Xiong Y. (New York)*, (Oliver) Zhong Q. (New York)*

Consultants | Hon Au Yeung, Huberta Chow X.L., Patrick Liu L., (Winnie) Mak T.M., Dominic Sze C.K., Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

° Foreign Legal Consultant / Legal Counsel

Amendment No.3 to the Draft Registration Statement

Financial Statements

Note 15 Subsequent Events, page F-26

1.	We note on pages 100, 111 and F-26 that you have granted options for 3,738 Class A Ordinary Shares at an exercise price of US$1.00 per share on August 1, 2023. We also note that you had recent stock issuances and buybacks of Class A Ordinary Shares for on average US$425 per share. Please expand the disclosure to include your accounting policy for determining the fair value of the Class A Ordinary Shares on the grant date, the aggregate fair value of the options on the grant date, and the accounting treatment to be afforded to the vesting of the options upon the IPO. Please expand MD&A accordingly.

In assessing the valuation of our common stock, we employed a comprehensive approach that combines both market and income methodologies to determine the enterprise value, or fair value of our business. The market approach involves estimating value by comparing our company to similar publicly traded entities within the same business sector, as well as examining secondary transactions involving our capital stock. A representative market value multiple is derived from comparable companies and applied to our company’s financial results to estimate its value. This approach also takes into account transaction prices from secondary sales of our capital stock by investors.

Conversely, the income approach calculates the fair value by considering the present value of the company’s anticipated future cash flows and the residual value beyond the forecast period. These future cash flows, including those beyond the forecast period for residual value, are discounted to their present values using an appropriate discount rate to reflect the inherent risks associated with the company achieving these estimated cash flows.

Following the completion of this offering, our common stock will be publicly traded, and we will rely on the closing price of our common stock, as reported on the date of grant, to determine the fair value of our common stock.

In our financial disclosures, we report option-based compensation expenses connected to option awards, recognizing these expenses based on the fair value of the granted awards. The determination of each option award’s fair value is conducted at the grant date, utilizing the Black-Scholes option pricing model. This model depends on subjective factors such as the fair value of our common stock, the expected lifespan of the option, the projected volatility of our stock price, prevailing risk-free interest rates, and the anticipated dividend yield. These factors, guided by management’s estimates, inherently involve uncertainties and the need for sound managerial judgment.

For the recognition of compensation expense, we adopt a straight-line approach throughout the required service period of the awards. Notably, our initial assumption for the rate of award forfeitures is set at 0%, allowing for a more precise allocation of compensation costs. We then adjust this cost to reflect the actual rate of forfeitures as they transpire. This methodology is in strict adherence to ASC 718 “Stock Compensation,” which necessitates the accurate measurement and recording of expenses for equity-based awards that are expected to vest, taking into account real forfeitures throughout the service period.

The application of the Black-Scholes model is sensitive to changes in its underlying assumptions. Variations in these assumptions could lead to significant adjustments in our reported stock-based compensation expenses in future periods.

Upon the successful completion of our Initial Public Offering (IPO), the vesting of options awarded to employees and other stakeholders undergoes specific accounting treatment. This treatment is essential for accurately reflecting the impact of the IPO on our financial statements and ensuring compliance with Generally Accepted Accounting Principles (GAAP). Our proposed accounting approach is outlined to establish the Fair Value and Properly Recognize the Expense through to Proper Disclosures.

The vesting of options upon the IPO triggers an accounting recognition event. Any previously unrecognized option-based compensation expenses related to these vested options will be recognized on our income statement. This expense represents the cumulative compensation cost associated with the options that have now become fully vested.

As part of our financial disclosures for the financial year 2024, we will provide comprehensive information about the options granted on August 1, 2023 and the impact of the IPO on our option-based compensation. This includes details on the number of options vested, the fair value at the date of vesting, and the corresponding expense recognized in the income statement. Our disclosures will ensure transparency and allow stakeholders to understand the financial implications of the IPO on our equity-based compensation programs. Any future vesting events will trigger similar accounting treatments, ensuring that our financial reporting remains accurate and in compliance with accounting standards.

Please refer to page 56 of the Amendment No. 4 to the Draft Registration Statement for the updated accounting policy and accounting treatment.

If you have any questions regarding the Amendment No. 4 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Teoh Pui Pui, Chairman of the Board of Directors, Co-Chief Executive Officer and Chief Operating Officer
Siaw Tung Yeng, Director and Co-Chief Executive Officer
Raymond Oh, Partner, Sidley Austin
Sundra Zhao, Partner, Simon & Edward, LLP
David Levine, Partner, Loeb & Loeb LLP